Brookfield Investment Management Inc.
Brookfield Place
250 Vesey Street, 15th Floor
New York, New York 10281-1023

April 24, 2013

VIA EDGAR TRANSMISSION

John Grzeskiewicz, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Brookfield Investment Funds (the “Trust”)
File Nos.: 333-174323 and 811-22558

Dear Mr. Grzeskiewicz:

The purpose of this letter is to respond to the comments you provided telephonically to U.S. Bancorp Fund Services, LLC on April 17, 2013, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 4 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a similarly managed account performance section and for providing certain non-material changes and updates to the Funds’ financial highlights for the Brookfield Investment Funds, a series trust consisting of four series of underlying portfolios (each a “Fund” and collectively the “Funds”).  PEA No. 4 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on February 28, 2013, and is scheduled to become effective on April 30, 2013.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus

Additional Information about the Funds’ Investment Objectives, Investment Strategies, and Related Risks

Investing in the Funds involves the following risks:

1.
In the “New Fund Risk,” the Staff noted the reference to the Adviser’s affiliates owning a significant amount of shares of certain Funds.  Please describe the measures the Board of Trustees has taken to ensure there are no material conflicts of interest with respect to this ownership of Fund shares by the Adviser’s affiliates or clarify why no such material conflicts exists.

All of the shares of the Funds purchased by the Adviser’s affiliates are from proprietary accounts of those entities and do not relate to any separate accounts of clients of the Adviser or its affiliates.  Each affiliate made independent investment decisions to invest their proprietary monies in the Funds.  The Trust does not believe that any material conflicts of interest are created by virtue of these investments in the Funds, and that the Prospectuses of the Funds adequately addresses the risk factors stemming from the investments.

Management of the Fund

Similarly Managed Account Performance

2.
Please confirm that the performance presented includes all accounts managed by the Adviser using substantially similar objectives, policies and investment strategies to that of the Real Estate Fund and the Infrastructure Fund consistent with the SEC guidance.

The Trust confirms that the composites presented include all accounts managed by the Adviser using substantially similar objectives, policies and investment strategies.  The Adviser also notes that it has additionally included similarly managed account performance for the High Yield Fund.  The section now reads as follows:

SIMILARLY MANAGED ACCOUNT PERFORMANCE
As of the date of this Prospectus, the Funds have limited investment operations. The Adviser has previously managed discretionary accounts with substantially similar objectives, strategies and policies as it uses to manage the Funds’ assets.  The individuals responsible for the management of these accounts are the same individuals with the Adviser who are primarily responsible for the day-to-day management of each Fund.  You should not consider the past performance of the composites as indicative of the future performance of the Funds.

The following tables set forth performance data relating to the historical performance of similarly managed accounts which represent a composite of the accounts and funds managed by the Adviser for the periods indicated that have investment objectives, policies, strategies and risks substantially similar to those employed by the Adviser in the management of the Real Estate Fund, Infrastructure Fund and High Yield Fund.  The data is provided to illustrate the past performance of the Adviser in managing substantially similar accounts as measured against a broad-based market index and does not represent the performance of the Funds.  The discretionary accounts for which results are reported are not subject to the same types of expenses to which each Fund is subject nor to the diversification requirements, specific tax restrictions and investment limitations imposed on each Fund by the Investment Company Act of 1940, as amended, or Subchapter M of the Code.  Consequently, the performance results for the composites could have been adversely affected if the composites had been regulated as investment companies under the federal securities laws.

The performance results are prepared in accordance with Global Investment Performance Standards (“GIPS®”).  The returns are unaudited and calculated by the Adviser on a total return basis and include gains or losses plus income and the reinvestment of all dividends and interest.  All returns reflect the deduction of the actual investment advisory fees charged, brokerage commissions and execution costs paid by the accounts, without provision for Federal or state income taxes.  Custodial fees, if any, were not included in the calculations. GIPS® are ethical standards used by investment managers on a voluntary basis to create performance presentations that ensure fair representation and full disclosure of investment performance results.  GIPS® was created by the CFA Institute, a global not-for-profit association of investment professionals.

The performance calculation methods used for separate account composites are different from the SEC performance standards applied to investment companies.  Investors should also be aware that the use of a methodology different from that used above to calculate performance could result in different performance data.

The performance data below does not represent the performance results of the Funds.

Average Annual Total Returns for the Periods Ended December 31, 2012.

Real Estate Composite (similar objectives, policies and strategies as the Real Estate Fund)

Period	Real Estate Composite Average Annual Total Returns (Net of all actual fees and expenses)	FTSE EPRA/NAREIT Developed Index(1)
1 Year	32.98%	28.65%
3 Year	15.30%	13.42%
Inception (12/31/2008)	24.21%	19.17%

Infrastructure Fund (similar objectives, policies and strategies as the Infrastructure Fund)

Period	Infrastructure Composite Average Annual Total Returns (Net of all actual fees and expenses)	Dow Jones Brookfield Global Infrastructure Composite Index(2)
1 Year	18.94%	13.77%
3 Year	19.78%	14.66%
Inception (12/31/2008)	26.02%	20.43%

North American High Yield Broad Market Composite (similar objectives, policies and strategies as the High Yield Fund)

Period	North American High Yield Broad Market Composite Average Annual Total Returns (Net of all actual fees and expenses)	BofA Merrill Lynch US High Yield Master II Index(3)
1 Year	14.00%	15.58%
3 Year	10.15%	11.59%
Inception (6/30/2009)	15.69%	16.22%

(1) The FTSE EPRA/NAREIT Developed Index is calculated by the FTSE Group.  Performance is calculated by price, total return and net total return and the Index is calculated daily.  Constituents must meet minimum market capitalization, liquidity requirements, and real estate activity requirements in order to be included within the Index.
(2) The Dow Jones Brookfield Global Infrastructure Composite Index is limited and maintained by Dow Jones Indexes and comprises infrastructure companies with at least 70% of its annual cash flows derived from owning and operating infrastructure assets, including Master Limited Partnerships (“MLPs”).
(3) The BofA Merrill Lynch US High Yield Master II Index tracks the performance of US dollar denominated below investment grade rated corporate debt publically issued in the US domestic market. To qualify for inclusion in the index, securities must have a below investment grade rating (based on an average of Moody's, S&P, and Fitch) and an investment grade rated country of risk (based on an average of Moody's, S&P, and Fitch foreign currency long term sovereign debt ratings).

3.
In addition to the statement regarding the performance data not representing the performance results of the Funds, please include that the performance data shown represents the performance results of the composites.

The Trust responds by revising its disclosure as follows:

“The performance data shown below does not represent the performance results of the Funds, but rather represents the performance results of the composites.”

4.
Please review Question 20 (Performance of Predecessor Unregistered Accounts) of Frequently Asked Questions About Mutual Fund After-Tax Return Requirements, dated January 14, 2002, and explain why no provisions for Federal or State income taxes have been made in the composite presentations.

The Trust responds that after-tax returns are not provided for the composite since the composites consist of multiple accounts which may have different tax profiles and therefore it would be very difficult to compute an after-tax return for the composites.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Angela Pingel at (414) 765-6121.

Sincerely,

Brookfield Investment Management, Inc.

/s/ Kim G. Redding
Kim G. Redding
President

Cc:           Michael Rosella, Esq. PAUL HASTINGS LLP